EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the financial statements and financial statement schedules of Health Net, Inc. (which report expressed an unqualified opinion, and included an explanatory paragraph relating to Health Net, Inc.’s adoption as of January 1, 2007 of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting For Uncertainty in Income Taxes, and to the Company’s change in its method of accounting for share-based compensation in 2006 upon adoption of FASB Statement No. 123(R), Share-Based Payment), and the effectiveness of Health Net, Inc.’s internal control over financial reporting dated February 26, 2009, appearing in the Annual Report on Form 10-K of Health Net, Inc., for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

Los Angeles, California

September 25, 2009